November 28, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 10125, Mail Stop 10-6

Re: Fidelity Systematic Investment Plans:

Destiny Plans I: O
Destiny Plans II: O
Destiny Plans I: N
Destiny Plans II: N

File No. 2-34100

Post-Effective Amendment No. 75

Ladies and Gentlemen:

Pursuant to Rule 472 and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the Plans is Post-Effective Amendment No. 75 to the Plans' currently effective Registration Statement on Form N-8B-2. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Plans.

The principal purpose of this filing is to update each Plans' prospectus to reflect recent legislation prohibiting new sales and to make other material changes.

An effective date of January 29, 2007 is elected by the Sponsor pursuant to Rule 485(a).

Sincerely,

/s/Marc Parsons

Marc Parsons